Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

PRESENTATION TO CORPORATE RESPONSIBILITY REPORT LAUNCH

16 MAY 2007

1.	Thank you Gary, and good afternoon.

2.	Today we launch our eighth annual Corporate Responsibility Report – which sets out what the Barclays Group has done during 2006 in the context of what we call “Responsible Banking”.

3.	I must start by thanking the people who have contributed to this year’s Report – both the many Barclays colleagues who were involved in our community activities……….

4.	…………and also the many commentators and specialists who have provided invaluable input and direction to our efforts.

5.	During 2006 we engaged with more stakeholders than ever before, to ensure that we continue to target the right priorities in our programme.

6.	We are grateful for your feedback, and we will continue to listen.

[PAUSE]

7.	For us, “Responsible Banking” means acting as our stakeholders would want and expect, and as we want and expect.

8.	That means with integrity, with fairness and in an ethical way.

9.	And that ranges from how we serve customers; to the products that we create and sell; to how we behave as an employer; and to how we behave as a corporate citizen.

10.	Of course the test applied to us by those we serve – and by those who, more broadly, take an interest in what Barclays does – is this:

11.	Is responsible banking natural to Barclays? Is it innate? Is it perennial?

12.	Or is it something that is turned out for show, on evenings like this, and then put back in the cupboard like a hat that is worn only on special occasions?

13.	Are the words we speak about Responsible Banking backed up by the actions that we take?

14.	You will be a better judge of that than I: but I do know, from the thousands of Barclays people that I meet each year, that “Responsible Banking” matters to them.

15.	Their expectations of Barclays are clear. For them “Responsible Banking” is not some ornament.

16.	It describes how we live, how we conduct our professional lives, and it determines how we share our success.

17.	Barclays is a successful organisation. We made record profits in 2006.

18.	How did we use the profits that we earned?

19.	Well, we paid about £2bn in tax.

20.	And if I then add in the tax paid on the compensation of our employees in the year, our total tax payments in the 50 countries around the world in which we do business came to about £4bn, which pays for a lot of schools and roads and hospitals.

21.	In addition, we paid almost £2bn in dividends, an increase of 17% over the prior year.

22.	Barclays is mostly owned by pension funds, and these pension funds look after the livelihood of millions of citizens in their retirement.

23.	So the fact that we pay good dividends – and pay increasing dividends – matters.

24.	We invested about £2bn back into the business, creating thereby over time further growth and further employment.

25.	The societies and communities in which we do business benefit from our success.

26.	One dimension of that is employment: the extended family of Barclays, even if I make the conservative assumption that each member of our staff has two additional family members, represents the thick end of half a million people.

27.	So with success goes responsibility – we’re very conscious of that. And our “Responsible Banking” ethic acts as a magnetic north to us as we travel through the choppy seas of an intensely competitive industry.

28.	Being clear about our business purpose – which is to help our customers and clients achieve their goals – and having values that determine how we behave ……

29.	……these things are important to our customers, as well as to us as employees of Barclays.

30.	We know that it matters to our customers that we get things right for them.

31.	So if you’re a single mother wanting a mortgage to buy your first flat.

32.	Or if you’re a student wanting a loan to get through university.

33.	Or if you’re seeking help to start up a new business.

34.	Or if you’re saving for your retirement.

35.	Or indeed, if you’re the finance director of a company that is expanding quickly and you want to go to the convertible debt market for financing.

36.	If you’re any of these people, then your life, whether it’s your personal life or your business life, will be made easier if we do our job well.

37.	Responsible Banking has its expression in complex things like the impact we make on the environment…….

38.	…….like the soundness of our product innovation…….

39.	…….like our contribution to the advancement of financial inclusion.

40.	But it’s also expressed in simple things like trust, reliability, keeping our promises.

41.	If a customer rings us during the morning with a problem, and we say we’ll ring back during the afternoon…….

42.	…….then that commitment is as important as the commitments we make to those who invest in our loan capital.

43.	And it’s this commitment to taking action that makes the difference to our customers.

[PAUSE]

44.	I have often said that I want Barclays to be a leader in the area of Corporate Responsibility.

45.	And what separates the leaders from the followers is the action taken to support the company’s values.

46.	Our Corporate Responsibility Report sets out the actions we took in 2006 across our business…….

47.	………in the areas of climate change, financial inclusion and in integrating Responsible Banking into the various markets in which we operate.

48.	During 2006 there were two areas of particular prominence in our approach to Responsible Banking: sustainability (by which I mean business sustainability) and climate change.

49.	Let me talk first about sustainability.

50.	In particular, I draw attention to the role that we can, and must, play in helping to build a more inclusive society…….

51.	………by improving access to banking services for those members of society who have been, and are, excluded.

52.	Our basic bank accounts for people in the United Kingdom and South Africa are significantly increasing access to financial services…….

53.	………we now have over a million customers using these products.

54.	We’ve also helped more than two million people in South Africa to gain access, through our banking systems, to social grant payments.

55.	Micro-finance is another way in which we can help those who are excluded from the financial system.

56.	We’ve provided a route into banking, via micro-finance, for eighty thousand market traders in Ghana…….

57.	…….and we hope to get this number up to five hundred thousand by the end of the year.

58.	This is the first step in a much broader programme across Africa.

59.	On climate change, we look at action in two ways.

60.	Taking action on our direct footprint.

61.	And influencing our indirect footprint.

62.	By direct footprint, I mean those activities which we can control ourselves, such as

•	increasing our use of renewable energy across our operations from 11% to 50% during the last twelve months;

•	achieving carbon neutrality in our UK operations;

•	screening our suppliers through social, ethical and environmental filters;

•	and developing products and services that promote a cleaner and more sustainable world.

63.	Our indirect footprint covers the actions we take in working with our customers and clients and assisting them in managing their own environmental impact.

64.	For example, last year we significantly upgraded our environmental and social guidelines in our lending activity.

65.	In this, we worked with the World Wildlife Fund, and shared the output with 170 other banks.

66.	Through Barclays Capital we’ve become one of the leaders in emissions trading, helping to develop the market…….

67.	…….and helping satisfy the growing demand for carbon offsets.

68.	And we were a founder member of – and have remained very committed to – the Equator Principles, which we helped re-launch last year.

69.	Last month, we announced plans for a new credit card called “Barclaycard Breathe”, which offers customers incentives to manage their own environmental impact…….

70.	…….and which supports projects that help reduce carbon emissions.

71.	And earlier this month, Barclaycard Business launched a carbon offset corporate charge card which we developed for Deloitte, the business consultancy.

72.	These examples illustrate how our actions in support of responsible banking are naturally integrated with our business as a bank.

73.	But it’s very clear to me that our customers, our employees and the communities we serve continue to raise their expectations of us in the area of corporate responsibility.

74.	One of the things we’ve done in response to this is to produce the Barclays Rough Guide to Saving Energy ………

75.	……….which gives employees practical suggestions as to how, in our private lives, we can reduce our carbon footprint.

76.	So we look at food, travel, services, the home, and offer practical tips that are easily implemented, but which will have an impact. (I want you to know that the Varley family uses organic toothpaste.)

[PAUSE]

77.	Many of you will be aware that we intend to merge with ABN AMRO, which is one of the biggest banks in mainland Europe.

78.	Doing so would create a bank serving very nearly 50 million personal customers, and about 1 1/2 million corporate customers.

79.	The combined organisation would employ over 200,000 people.

80.	It would significantly extend our exposure to developed markets such as The Netherlands and Italy; and to developing markets such as Brazil, Indonesia, Taiwan, India and Pakistan.

81.	The merger would create greater capability and greater competitive strength for customers; and greater growth for shareholders.

82.	As in any marriage, we have been thoughtful about the compatibility of the value systems of the two organisations.

83.	If I didn’t think that ABN AMRO held the same things important as we hold important, then we wouldn’t be pursuing the merger.

84.	But they do.

85.	The combination, which would accelerate our global strategy, would create the opportunity to lift the Responsible Banking performance bar still further.

86.	That can only be a good thing.

[PAUSE]

87.	When I launched this report last year I talked about the importance of soul.

88.	I can scarcely guess at the number of decisions taken within the Barclays Group each year.

89.	Collectively, these decisions, and the actions they unleash, determine our performance and reveal our behaviours.

90.	And collectively they reveal a lot about this organisation; a lot about its soul; a lot about its values.

91.	I hope you enjoy this year’s report. But I know that you will judge us this year and the years that follow, not by what we write, but by what we do.

92.	That’s what we mean by “Responsible Banking”.

Future SEC Filings and this Filing: Important Information:

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.